UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:
:
AMERICAN ELECTRIC POWER COMPANY, INC.	:	CERTIFICATE
Columbus, Ohio43215	:	OF
	:	NOTIFICATION
(70-5943)	:
:
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935	:
:

THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated October 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated October 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from October 1, 2005, through December 31, 2005, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. (“EquiServe”)], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 254,306 Company's Common Stock, at a total purchase price of $9,458,862.76 These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

AMERICAN ELECTRIC POWER COMPANY, INC.

By:	/s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer, Assistant Secretary

Dated: January 9, 2006

SCHEDULE I
To
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2005

TRANSACTIONS THIS PERIOD:

ORIGINAL ISSUE SHARES

Period	Shares Issued	Price Per Share	Total Purchase Price

Total O/I Purchase	-0-		$-0-

OPEN MARKET PURCHASES

Date	Shares Purchased	Average Price Per Share	Total Purchase Price
10/04/05	6,717	40.490	271,971.33
10/11/05	2,568	38.239	98,197.75
10/18/05	4,805	36.911	177,357.36
10/25/05	1,725	37.170	64,118.25
11/01/05	3,699	37.3778	138,261.22
11/08/05	5,504	36.989	203,587.46
11/15/05	3,365	36.100	121,476.50
11/22/05	3,549	36.473	129,442.68
11/29/05	2,627	37.262	97,887.27
12/06/05	4,740	36.899	174,901.26
12/06/05	30,000	36.922	1,107,660.00
12/07/05	30,000	36.751	1,102,530.00
12/08/05	30,000	36.584	1,097,520.00
12/09/05	30,000	37.282	1,118,460.00
12/12/05	30,000	37.229	1,116,870.00
12/13/05	3,299	37.349	123,214.35
12/13/05	30,000	37.254	1,117,620.00
12/14/05	28,515	37.825	1,078,579.88
12/20/05	2,510	37.211	93,399.61
12/27/05	683	37.786	25,807.84
Total O/M Purchase	254,306		$9,458,862.76

PAGE TWO
SCHEDULE I to CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period October 1 - December 31, 2005

CUMULATIVE SUMMARY OF TRANSACTIONS:

ORIGINAL ISSUE SHARES

	Shares Issued	Total Purchase Price

Totals from last report	47,773,594	$1,008,340,148.37
Transactions this period	-0-	-0-
Total Original Issue Shares	47,773,594	$1,008,340,148.37

OPEN MARKET PURCHASES

	Shares Issued	Total Purchase Price

Totals from last report	30,539,052	$965,775,623.17
Transactions this period	254,306	9,458,862.76
Total Open Market Shares	30,793,358	$975,234,485.93